UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ClearOne, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

18506U104

(CUSIP Number)

Zeynep Hakimoglu

c/o ClearOne, Inc.

5225 Wiley Post Way, Suite 500

Salt Lake City, Utah

+1 (801) 975-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13D/A is a duplicate of a Schedule filed by the reporting person on September 18, 2020 (the “Original Schedule”) that was inadvertently filed with the SEC via EDGAR using the subject company’s central index key. This Schedule 13D/A is refiling the Original Schedule under the reporting person’s central index key.

CUSIP No. 18506U104

1.	Names of Reporting Person. Zeynep Hakimoglu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,067,856(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,067,856(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,067,856(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 5.6%(1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1) Assumes the exercise of options to purchase 200,000 shares of common stock and warrants to purchase 5,015 shares of common stock that were beneficially owned by the reporting person as of September 16, 2020.

(2) Calculated based on 18,771,257 issued and outstanding shares of common stock as of September 16, 2020.

1

CUSIP No. 185060U104

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.001 par value per share (“Common Stock”) of ClearOne, Inc., a Delaware corporation (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2018 (the “Schedule 13D”). The Company’s principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.This Amendment amends and supplements the information set forth in the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration

Zeynep Hakimoglu is the record owner of an aggregate of 862,841 shares of common stock which were purchased for an aggregate consideration of $2,339,764.34. Ms. Hakimoglu used personal funds to acquire the shares.Ms. Hakimoglu also is the beneficial owner of options to purchase 200,000 shares of common stock received as compensatory awards under the Company’s equity compensation plans, and warrants to purchase 5,015 shares of common stock acquired in a private placement as further described in Item 5 of this Amendment.

Item 5. Interest in Securities of the Company

(a)  After giving effect to the Company’s issuance and sale of 2,116,050 shares of common stock in a registered direct offering on September 16, 2020 (the “Registered Offering”) and warrants to purchase up to 1,058,025 shares of common stock in a concurrent private placement with the Registered Offering (the “Private Placement”),, Ms. Hakimoglu beneficially owned 862,841 shares of the Company’s issued and outstanding shares of common stock, options to purchase 200,000 shares of the Company’s common stock, and warrants to purchase 5,015 shares of common stock, representing 5.6% of the issued and outstanding shares of the Company’s common stock as of September 16, 2020 and assuming the exercise by Ms. Hakimoglu of all of her options and warrants.  The percentage of beneficial ownership of Ms. Hakimoglu set forth in this Schedule 13D are based on 18,771,257 shares of issued and outstanding common stock as of September 16, 2020, after giving effect to the issuance of shares of common stock in the Registered Offering.

(b)  Ms. Hakimoglu has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all the shares described in Item 5. (a)

(c)  On September 16, 2020, Ms. Hakimoglu purchased 10,030 shares at a price of $2.4925 per share in the Registered Offering.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

On September 16, 2020, Ms. Hakimoglu acquired a warrant to purchase 5,015 shares of common stock in the Private Placement. A copy of the Form of Warrant was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K as filed with the SEC on September 14, 2020 and is incorporated herein by reference.

[signature page follows]

2

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 18, 2020

/s/ Zeynep Hakimoglu
Zeynep Hakimoglu